

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Florian Brand
Chief Executive Officer
ATAI Life Sciences N.V. c/o Mindspace
Krausenstraße 9-10
Berlin, Germany

      Re: ATAI Life Sciences N.V.
          Registration Statement on Form S-3
          Filed July 1, 2022
          File No. 333-265970

Dear Mr. Brand:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Nathan Ajiashvili, Esq.